AuRico Achieves Major Milestone at Young-Davidson

Open Pit Mine Development Commences on Schedule

Toronto: November 18, 2011: AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), (“AuRico”, or the “Company”) is pleased to report that open pit pre-production development has commenced at Young-Davidson with the Company successfully completing its first open pit blast on Thursday, November 17, 2011. Commissioning of the Young-Davidson mine project remains on schedule with the first gold pour anticipated for the end of March 2012.

The Young-Davidson open pit is expected to establish an ore stockpile of between 500,000 and 750,000 tonnes ahead of the mill prior to commissioning, and to produce ore for up to three years while the underground ramps up to full production. The Company has initiated engineering studies to analyze whether underground production can be commenced earlier than the original target of Q1 2014. In addition, the Company is also evaluating the potential to increase mine and mill production beyond the 6,000 tonnes per day envisioned in the original feasibility study. Results of these new engineering studies are expected to be available by the end of Q1 2012.

Construction of the Young-Davidson mine is well advanced and remains on schedule. All of the critical components have been delivered and mechanical and electrical installations are proceeding as planned. Some highlights include:

  Pre-production development work at the open pit has been initiated and is expected to average 25,000 tonnes per day of ore and waste through to plant commissioning
  Underground development for the mid-shaft loading pocket is proceeding on schedule
  Deepening of the main ramp, sinking of the MCM shaft and construction of the headframe on the Northgate production shaft are all progressing on schedule
  All orders for underground mining equipment required for the 2012 development program have been placed and delivery remains on schedule
  Mill construction is progressing as planned, with the mill building fully enclosed and mechanical and electrical installation progressing on schedule
  The 54 km, 115kV power line to the mine site is expected to be energized by the end of November
  Construction of the tailings impoundment area is expected to be completed by the end of November, and ready to receive mill startup water
  Construction of ancillary facilities such as the warehouse, administration building, laboratory, truck shop, and storage ponds are either complete or well underway

It is expected that the 2012 exploration budget will be doubled in an effort to add new resources and reserves, particularly at the YD West zone where recent drilling identified an indicated resource of 536,000 gold ounces1 and an inferred resource of 53,000 gold ounces1. The exploration program will also include follow-up drilling on other previously identified targets on this highly prospective property.

1.

YD West Resource is supported by “NI 43-101 Technical Report and Preliminary Feasibility Study on the Young Davidson Property, Matachewan, Ontario” dated August 27, 2009 and the press release dated Sept 15, 2011 entitled “Northgate Minerals Announces a 500,000+ Ounce Indicated Resource at YD West”

“We are excited to have reached this significant milestone, bringing Young-Davidson closer to production. While we continue to advance Young-Davidson, we are concurrently reviewing initiatives that will not only support a potential increase in production from the original design levels but also improve mining recoveries while reducing mining dilution,” stated Peter MacPhail, Chief Operating Officer, Canada and Australia. “With AuRico’s strong balance sheet and robust cash flow, we can advance the engineering and exploration programs to fully leverage the potential of this cornerstone asset.”

The 100% owned Young-Davidson mine project, located in northern Ontario, has proven and probable gold reserves of 2.7 million ounces2.

Young-Davidson Mine Site, October 2011

2.   NI 43-101 Technical Report and Preliminary Feasibility Study on the Young Davidson Property, Matachewan, Ontario” dated August 27, 2009

About AuRico Gold

AuRico Gold is a leading intermediate Canadian gold and silver producer with a diversified portfolio of high quality mines and projects in Canada, Mexico and Australia. The Company currently has five operating properties including the Ocampo mine in Chihuahua State, the El Chanate mine in Sonora State, the El Cubo mine in Guanajuato State, as well as the Fosterville and Stawell gold mines in Victoria, Australia. The first production from the exciting Young-Davidson gold mine in northern Ontario is expected by the end of Q1 2012 as the mine ramps up to over 200,000 ounces of annual production by 2015. AuRico’s strong pipeline of development and exploration stage projects includes advanced development properties in Mexico and British Columbia and several highly prospective exploration properties in Mexico. AuRico’s head office is located in Toronto, Ontario, Canada.

For further information please visit the AuRico Gold website at http://www.auricogold.com or contact:

Peter MacPhail	Anne Day
Chief Operating Officer	Director of Investor Relations
Canada and Australia	AuRico Gold Inc.
AuRico Gold Inc.	1-647-260-8880
1-647-260-8880

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured”, “indicated” and “inferred” “resources”, that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in AuRico Gold’s Annual Report on Form 40-F, which may be secured from AuRico Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘target’’, ‘‘continue’’, ‘‘estimate’’, ‘‘may’’, and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding anticipated future financial and operational performance, the ability to continue to fund expansion and exploration operations through cash flows, the ability to realize the perceived benefits of the acquisition of Northgate, the ability of Young-Davidson to be in production at the end of Q1 2012 and to achieve over 200,000 ounces of production by 2014, the future price of gold and silver and the ratio of their prices, the de-risking of operations, future exploration results of its exploration and development programs and the success of the Company’s exploration approaches, the Company’s ability to delineate additional resources and reserves as a result of such programs, statements regarding its financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of completion of the Ocampo expansion program and improvements to the heap leach pad, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2011 results, operating performance projections for 2011, our ability to fully fund our business model internally, 2011 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. The operating and financial performance of the Company will be affected by changes in the actual gold equivalency ratio realized in 2011. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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